FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 000-30850

789 West Pender Street
Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On June 24, 2009 Valcent Products, Inc. issued a press release announcing that it is in the process of restructuring both its equity and debt .

A reverse share consolidation was approved at a shareholders meeting held on June 22, 2009 where 18 old shares will be replaced with 1 new share. The consolidation will take effect subject to regulatory approval.

The Company will reduce its number of shares issued and outstanding from 591,094,636 shares to 32,838,591 shares, including 29,829,451 post consolidated shares for settlement of  US $11,105,780 of debt. These shares for debt are subject to an eighteen month Lockup Agreement with staged releases beginning January 1, 2010.

 SEE EXHIBIT 99.1

Exhibit Number	Description of Exhibit

 99.1                    News Release dated June 24, 2009
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: June 24, 2009	By:	/s/ George Orr
Name: George Orr
Title: Director